Exhibit 99.1

Radware Reports 11% Revenue Growth for The First Quarter 2021

First Quarter 2021 Results and Financial Highlights

●	Total revenues of $67 million, up 11% year over year, exceeding high end of the guidance
●	Americas revenues grew 15% year over year and accounts for 50% of total revenues
●	Record ARR of $176 million, up 10% year over year
●	Non-GAAP operating income increased 55% year over year to $7.5 million
●	Non-GAAP EPS of $0.17, exceeding high end of the guidance; GAAP EPS of $0.08
●	Cash flow from operations of $59 million in the last twelve months

Tel Aviv, Israel, May 5, 2021 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter ended March 31, 2021.

“We are pleased to start the year with a strong quarter, highlighted by double-digit growth in total revenue and earnings per share. We continue to execute on our growth pillars, focusing on our security and cloud offerings,” said Roy Zisapel, President and CEO, Radware.

Mr. Zisapel continued, “We are facing a new reality with an increased level of infrastructure and application attacks. As a result, organizations are seeking innovative and sophisticated solutions to protect their assets and applications. The business climate is very positive and given the breadth of our product offering, we are well positioned to capture the opportunities ahead of us.”

Financial Highlights for the First Quarter of 2021

Revenues for the first quarter of 2021 totaled $66.8 million:

●	Revenues in the Americas region were $33.7 million for the first quarter of 2021, up 15% from $29.2 million in the first quarter of 2020.
●	Revenues in the Europe, Middle East and Africa (“EMEA”) region were $21.1 million for the first quarter of 2021, up 16% from $18.2 million in the first quarter of 2020.
●	Revenues in the Asia-Pacific (“APAC”) region were $12.0 million for the first quarter of 2021, down 5% from $12.6 million in the first quarter of 2020.

GAAP net income for the first quarter of 2021 was $3.9 million, or $0.08 per diluted share, compared to GAAP net income of $2.6 million, or $0.05 per diluted share, for the first quarter of 2020.

Non-GAAP net income for the first quarter of 2021 was $8.0 million, or $0.17 per diluted share, compared to non-GAAP net income of $6.6 million, or $0.14 per diluted share, for the first quarter of 2020.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other loss adjustment and tax related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

As of March 31, 2021, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $435.3 million, up from $427.3 million as of March 31, 2020. Net cash provided by operating activities in the first quarter of 2021 totaled $16.2 million. Net cash spent on share repurchases in the first quarter of 2021 totaled $30.2 million.

Conference Call

Radware management will host a call today, May 5, 2021 at 8:30 a.m. ET to discuss its first quarter 2021 results and the Company’s outlook. To participate in the call, please use the following numbers:
Participants in the US call: Toll Free 833-968-2213
Participants Internationally call:  1 778-560-2898
Conference ID: 5036077

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.
The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

###

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, income before taxes on income, taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, amortization of intangible assets, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other loss adjustment and tax related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenues ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses and maintenance contracts that are in effect at the end of a reporting period.  ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations.  We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the COVID-19 pandemic; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general and changes in the competitive landscape; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; real or perceived shortcomings, defects or vulnerabilities in our solutions or if we or our end-users experience security breaches; the availability of components and manufacturing capacity; our reliance on a single managed security service provider to provide us with scrubbing center services; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware
Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2021 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contacts:
Joel Arabia, +1 201-4945988, joel.arabia@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	March 31,	December 31,
	2021	2020
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	38,979	54,771
Available-for-sale marketable securities	70,215	64,684
Short-term bank deposits	205,554	191,038
Trade receivables, net	9,908	16,848
Other receivables and prepaid expenses	10,190	6,526
Inventories	13,411	13,935
	348,257	347,802

Long-term investments
Available-for-sale marketable securities	62,690	66,836
Long-term bank deposits	57,829	71,421
Severance pay funds	2,312	2,453
	122,831	140,710

Property and equipment, net	22,124	22,976
Intangible assets, net	12,125	12,588
Other long-term assets	31,139	30,222
Operating lease right-of-use assets	26,892	27,823
Goodwill	41,144	41,144
Total assets	604,512	623,265

Liabilities and shareholders' equity

Current Liabilities
Trade payables	4,126	3,882
Deferred revenues	99,595	92,127
Operating lease liabilities	5,165	5,224
Other payables and accrued expenses	36,520	42,514
	145,406	143,747

Long-term liabilities
Deferred revenues	56,251	54,797
Operating lease liabilities	23,197	24,851
Other long-term liabilities	11,494	11,409
	90,942	91,057

Shareholders' equity
Share capital	723	721
Additional paid-in capital	449,542	443,018
Accumulated other comprehensive income, net of tax	978	1,517
Treasury stock, at cost	(220,741)	(190,552)
Retained earnings	137,662	133,757
Total shareholders' equity	368,164	388,461

Total liabilities and shareholders' equity	604,512	623,265

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)

Revenues	66,769	60,012
Cost of revenues	12,266	10,689
Gross profit	54,503	49,323

Operating expenses, net:
Research and development, net	17,735	15,832
Selling and marketing	28,991	28,202
General and administrative	5,196	4,712
Total operating expenses, net	51,922	48,746

Operating income	2,581	577
Financial income, net	2,670	2,724
Income before taxes on income	5,251	3,301
Taxes on income	1,346	727
Net income	3,905	2,574

Basic net earnings per share	0.08	0.05

Weighted average number of shares used to compute basic net earnings per share	46,225,882	46,921,344

Diluted net earnings per share	0.08	0.05

Weighted average number of shares used to compute diluted net earnings per share	47,607,518	48,225,688

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)
GAAP gross profit	54,503	49,323
Stock-based compensation	47	38
Amortization of intangible assets	464	498
Non-GAAP gross profit	55,014	49,859

GAAP research and development, net	17,735	15,832
Stock-based compensation	1,339	809
Non-GAAP Research and development, net	16,396	15,023

GAAP selling and marketing	28,991	28,202
Stock-based compensation	2,052	1,886
Non-GAAP selling and marketing	26,939	26,316

GAAP general and administrative	5,196	4,712
Stock-based compensation	936	903
Litigation costs	63	119
Non-GAAP general and administrative	4,197	3,690

GAAP total operating expenses, net	51,922	48,746
Stock-based compensation	4,327	3,598
Litigation costs	63	119
Non-GAAP total operating expenses, net	47,532	45,029

GAAP operating income	2,581	577
Stock-based compensation	4,374	3,636
Amortization of intangible assets	464	498
Litigation costs	63	119
Non-GAAP operating income	7,482	4,830

GAAP financial income, net	2,670	2,724
Other loss adjustment	-	247
Exchange rate differences, net on balance sheet items included in financial income, net	(724)	(307)
Non-GAAP financial income, net	1,946	2,664

GAAP income before taxes on income	5,251	3,301
Stock-based compensation	4,374	3,636
Amortization of intangible assets	464	498
Litigation costs	63	119
Other loss adjustment	-	247
Exchange rate differences, net on balance sheet items included in financial income, net	(724)	(307)
Non-GAAP income before taxes on income	9,428	7,494

GAAP taxes on income	1,346	727
Tax related adjustments	62	122
Non-GAAP taxes on income	1,408	849

GAAP net income	3,905	2,574
Stock-based compensation	4,374	3,636
Amortization of intangible assets	464	498
Litigation costs	63	119
Other loss adjustment	-	247
Exchange rate differences, net on balance sheet items included in financial income, net	(724)	(307)
Tax related adjustments	(62)	(122)
Non-GAAP net income	8,020	6,645

GAAP diluted net earnings per share	0.08	0.05
Stock-based compensation	0.09	0.08
Amortization of intangible assets	0.01	0.01
Litigation costs	0.00	0.00
Other loss adjustment	0.00	0.01
Exchange rate differences, net on balance sheet items included in financial income, net	(0.02)	(0.01)
Tax related adjustments	(0.00)	(0.00)
Non-GAAP diluted net earnings per share	0.17	0.14

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	47,607,518	48,225,688

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended
	March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	3,905	2,574
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,648	2,630
Stock based compensation	4,374	3,636
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	408	196
Other loss (gain)	(2)	163
Accrued interest on bank deposits	(781)	(195)
Increase in accrued severance pay, net	225	216
Decrease (increase) in trade receivables, net	6,940	(4,029)
Increase in other receivables and prepaid expenses and other long-term assets	(4,462)	(459)
Decrease (increase) in inventories	524	(914)
Increase (decrease) in trade payables	244	(1,416)
Increase in deferred revenues	8,922	20,030
Decrease in other payables and accrued expenses	(5,993)	(621)
Operating lease liabilities, net	(782)	(838)
Net cash provided by operating activities	16,170	20,973

Cash flows from investing activities:

Purchase of property and equipment	(1,333)	(2,452)
Proceeds from (investment in) other long-term assets, net	42	(2)
Investment in bank deposits, net	(143)	(4,506)
Proceeds from (investment in) sale, redemption of and purchase of marketable securities, net	(2,491)	2,523
Net cash used in investing activities	(3,925)	(4,437)

Cash flows from financing activities:

Proceeds from exercise of stock options	2,152	1,589
Repurchase of shares	(30,189)	(18,669)
Net cash used in financing activities	(28,037)	(17,080)

Decrease in cash and cash equivalents	(15,792)	(544)
Cash and cash equivalents at the beginning of the period	54,771	40,751
Cash and cash equivalents at the end of the period	38,979	40,207